July 17, 2012

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for ALCO Stores, Inc. (previously known as Duckwall-ALCO Stores, Inc.) (the Company) and, under the date of April 13, 2012, we reported on the financial statements of the Company as of and for the years ended January 29, 2012 and January 30, 2011, and the effectiveness of internal control over financial reporting as of January 29, 2012. On July 11, 2012, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated July 17, 2012, and we agree with such statements, except that (i) we are not in a position to agree or disagree with the Company’s statement that the change was approved by the Audit Committee, and (ii) we are not in a position to agree or disagree with any of the Company’s statements under paragraph (b) of Item 4.01.

Very truly yours,

/s/ KPMG LLP